Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 15, 2016

VIA EDGAR TRANSMISSION

Mr. Jason Fox
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:      TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401

Dear Mr. Fox:

This correspondence is being filed in response to the oral comments provided to Adam Smith of U.S. Bancorp Fund Services, LLC on July 26, 2016 regarding your review of the recent shareholder reports filed on Form N-CSR, prospectuses and fund websites for the series of the Trust (each, a “Fund,” and collectively, the “Funds”).  For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

1.	Comment:	The Staff notes the M.D. Sass Equity Income Plus Fund has a significant percentage of its net assets invested in securities of real estate investment trusts (“REITs”), but that the Fund does not disclose REITs as a principal investment strategy in its prospectus. Accordingly, the Staff suggests the Fund consider revising the discussion of principal investment strategies and principal risks to include disclosure related to investments in REITs during the Fund’s next annual update of its Prospectus.

Response:	The Trust responds by respectfully declining to make revisions associated with this comment. The Trust notes that as of May 31, 2016, the M.D. Sass Equity Income Plus Fund had 7.37% of its net assets invest in REITs, a level of investment the Fund considers to be non-principal. The Trust further notes the M.D. Sass Equity Income Plus Fund is permitted to invest in REITs as a non-principal investment strategy, and risks related to investments in REITs are disclosed in the M.D. Sass Equity Income Plus Fund’s Statement of Additional Information.

2.	Comment:	With respect to the M.D. Sass Equity Income Plus Fund and the M.D. Sass M.D. Sass Short Term U.S. Government Agency Income Fund, the Staff notes instances where the Schedule of Investments (“SOI”) does not specify the share class of money market mutual funds in which each Fund is invested. Please ensure future filings specify the share class of any money market mutual funds listed in the SOI.

Response:	The Trust responds by stating supplementally that future filings will reflect the share class of any money market mutual funds listed in each Fund’s SOI.

If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers